SEC 1344
 (7-2000)
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                               UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One):  Form 10-K  Form 20-F  Form 11-K  Form 10-Q
   Form N-SAR

For Period Ended: ______________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[x] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

         Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --
REGISTRANT INFORMATION
 _______________________________Goddard Industries Inc.______________
 Full Name of Registrant

 Former Name if Applicable
 _____________________________705 Plantation Street______________________
 Address of Principal Executive Office (Street and Number)
 _____________________________Worcester, Massachusetts  01605________
 City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [ X ]
(a) The reasons described in reasonable detail in Part III
(b) of this form could not be eliminated
                  without unreasonable effort or expense;
(c) The subject annual report, semi-annual report,
(d) transition report on Form 10-K, Form 20-F,11-K or
              Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                                   (Attach Extra Sheets if Needed)

	In early May 2001, the Registrant was advised by the SEC to adjust the manner in which the Registrant accounted for a foreign currency forward contract entered into in connection with the purchase of Mack Valves Pty Ltd, in September 2000, to treat losses on that contract as an expense in the then current period rather than as a capitalized part of the purchase price for the business, It will not be possible to complete the necessary recalculations which effect the beginning balance sheet for the March 31, 2001 quarter by the May 25, 2001 filing date, but Registrant expects to be able to file by May 21, 2001.

Part IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


 _David H. Murphree             617       856-8362________________________
           (Name)                  Area Code  Telephone Number


(2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such
report(s) been filed? If answer is no, identify report(s). Yes X     No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof? Yes     No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            GODDARD INDUSTRIES, INC.
                              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date_May 15, 2001_______________________ By_\s\ Salvatore J. Vinciguerra

Name:  Salvatore  J. Vinciguerra
Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                          ATTENTION

 International misstatements or omissions of fact constitute Federal Criminal Violations (See 18
 U.S.C. 1001).

                                        General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation
S-T (232.13(b) of this Chapter).



http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000